

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 8, 2018

Via E-Mail
Clem A. Yeboah
Chief Executive Officer
KYN Capital Group, Inc.
535 Fifth Ave., 4th Floor
New York, NY 10017

> **Re: KYN Capital Group, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 12, 2017**
> **File No. 024-10772**

Dear Mr. Yeboah:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 20

1. It is not clear how you have calculated the increase in net tangible book value per share attributable to new investors in this offering, net tangible book value after offering per share, and dilution per share to new investors, under all four levels of proceeds. Please revise to correct these numbers as of the most recent balance sheet date and also ensure that any textual disclosures accompanying such revisions are appropriate, including the risk factor on page 13.

Management's Discussion and Analysis, page 24

2. You state on page 25 under the Income/Losses section that you expect to become profitable in 2018. Please revise to provide a detailed explanation of your basis for this expectation, including objective information considered, given, among other factors, you have no operating history (page 13), will require significant additional financing within

the next twelve months or you may curtail or cease operations (page 25) and none of the members of management described on page 30 has any apparent prior expertise in your intended business operations. Alternatively, remove this sentence from your disclosures.

3. We note the risk factor on page 9 wherein you state you are in compliance with "all financial and other covenants." Since it appears most of your debt is not institutionalized debt, i.e., it is either with a related party or was issued for services, please clarify this sentence and revise all related disclosures accordingly. If in fact there are financial and other covenants associated with your indebtedness, revise to identify each covenant, state the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts.

Legal opinion, Exhibit 12.1

4. We note that the legal opinion covers 300,000,000 common shares with a par value of $.0001 per share. We note that the offering covers 3,000,000,000 common shares with a par value of $.001 per share. Please have counsel revise the legal opinion to opine to the number of shares in the offering and the par value of such shares.

5. We note that the legal opinion is limited to Colorado law. Please have counsel revise the legal opinion to opine as to the laws of Nevada, your state of incorporation.

Financial Statements, Exhibits 15.2 and 15.3

6. Please revise your offering circular to include the financial statements for the period ended September 30, 2017 and for the year ended December 31, 2016. We note that you have filed these financial statements as exhibits to Form 1-A, but they should appear in the body of the offering circular itself.

September 30, 2017 Financial Statements

General

7. Please revise to include the statement required by Part F/S(b)(5) of the Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

         Sincerely,

         /s/ Pamela Long

         Pamela Long
         Assistant Director
         Office of Manufacturing and
         Construction

Cc: <u>Via E-Mail</u>
   John E. Lux, Esq.